Exhibit 3.1

RESTATED ARTICLES OF ORGANIZATION

ARTICLE I

The exact name of the corporation is Xcerra Corporation

ARTICLE II

The purpose of the corporation is to engage in the business of manufacturing and selling electronic test equipment and other electronic equipment and, in general, carry on any business permitted to corporations under G.L. Chapter 156D as now in effect or as hereafter amended, or any successor provision to such Chapter.

ARTICLE III

State the total number of shares and par value, if any, of each class of stock that the corporation is authorized to issue. All corporations must authorize stock. If only one class or series is authorized, it is not necessary to specify any particular designation.

The total number of shares and par value, if any, of each class of stock that the corporation is authorized to issue:

WITHOUT PAR VALUE		WITH PAR VALUE
TYPE	NUMBER OF SHARES	TYPE	NUMBER OF SHARES	PAR VALUE
		Common	100	$0.05

ARTICLE IV

Prior to the issuance of shares of any class or series, the articles of organization must set forth the preferences, limitations and relative rights of that class or series. The articles may also limit the type or specify the minimum amount of consideration for which shares of any class or series may be issued. Please set forth the preferences, limitations and relative rights of each class or series and, if desired, the required type and minimum amount of consideration to be received.

The preferences, limitations and relative rights of each class or series are as follows:

Not applicable.

ARTICLE V

The restrictions, if any, imposed by the articles of organization upon the transfer of shares of any class or series of stock are:

None.

ARTICLE VI

Other lawful provisions, and if there are no such provisions, this article may be left blank.

6.1 Meetings of the shareholders may be held anywhere within the United States.

6.2 No director shall be personally liable to the corporation or any of its shareholders for monetary damages for any breach of fiduciary duty as a director not withstanding any provision of law imposing such liability; provided, however, that this provision shall not eliminate or limit the liability of a director for (i) any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) authorizing distributions to shareholders in violation of the corporation’s Articles of Organization or which render the corporation insolvent or bankrupt, and approving loans to officers or directors of the corporation which are not repaid and which were not approved or ratified by a majority of disinterested directors or shareholders, or (iv) any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment.

ARTICLE VII

The effective date of the restatement of the Articles of Organization is the date and time these Restated Articles were received for filing.